Exhibit 99.1

DHT Holdings, Inc. Announces Fleet Upgrades and Charter Management

HAMILTON, BERMUDA, June 29, 2026 – DHT Holdings, Inc. (NYSE:DHT) (“DHT” or the “Company”) today announced that it has identified and will implement a proactive design upgrade for its two newbuildings delivering from Hyundai this year. The upgrades are intended to ensure optimal trading eligibility and enhance the vessels’ commercial flexibility.

The implementation schedule and operational plan are as follows:

•	DHT Impala: Delivery is now expected in late July 2026, with the design upgrade fully integrated. This remains well ahead of the original contractual delivery deadline of December 2026.

•	DHT Gazelle: Following its delivery in March 2026, the vessel will complete its current and intended cargo commitments before returning to the shipyard for the planned upgrade in the third quarter of 2026.

•	Charter continuity: To ensure uninterrupted service under its long-term time charter, the Company will substitute DHT Gazelle with DHT Addax, which was also delivered in March 2026.

The Company further notes that its newbuildings delivered from Hanwha in January and March 2026, DHT Antelope and DHT Addax, respectively, as well as DHT Oryx, scheduled for delivery in August 2028, are not affected and do not require any upgrades.

DHT remains committed to maintaining high operational standards, ensuring fleet flexibility, and delivering quality services to its customers.

About DHT Holdings, Inc.

DHT is an independent crude oil tanker company. Our fleet trades internationally and consists of crude oil tankers in the VLCC segment. We operate through our integrated management companies in Monaco, Norway, Singapore, and India. You may recognize us by our renowned business approach as an experienced organization with focus on first rate operations and customer service; our quality ships; our prudent capital structure that promotes staying power through the business cycles; our fleet employment with a combination of market exposure and fixed income contracts; our disciplined capital allocation strategy through cash dividends, investments in vessels, debt prepayments and share buybacks; and our transparent corporate structure maintaining a high level of integrity and corporate governance. For further information please visit www.dhtankers.com.

Forward Looking Statements

This press release contains certain forward-looking statements and information relating to the Company that are based on beliefs of the Company’s management as well as assumptions, expectations, projections, intentions and beliefs about future events. When used in this document, words such as “believe,” “intend,” “anticipate,” “estimate,” “project,” “forecast,” “plan,” “potential,” “will,” “may,” “should” and “expect” and similar expressions are intended to identify forward-looking statements but are not the exclusive means of identifying such statements. These statements reflect the Company’s current views with respect to future events and are based on assumptions and subject to risks and uncertainties. Given these uncertainties, you should not place undue reliance on these forward-looking statements. These forward-looking statements represent the Company’s estimates and assumptions only as of the date of this press release and are not intended to give any assurance as to future results. For a detailed discussion of the risk factors that might cause future results to differ, please refer to the Company’s Annual Report on Form 20-F, filed with the SEC on March 19, 2026.

The Company undertakes no obligation to publicly update or revise any forward-looking statements contained in this press release, whether as a result of new information, future events or otherwise, except as required by law. In light of these risks, uncertainties and assumptions, the forward-looking events discussed in this press release might not occur, and the Company’s actual results could differ materially from those anticipated in these forward-looking statements.

Contact:

Laila C. Halvorsen, CFO
Phone: +1 441 295 1422 and +47 984 39 935
E-mail: lch@dhtankers.com